Subscription Agreement

Choosii I, a Series of Launchparty SPV, LLC

Purchaser Name: [Individual.Recipient.Name]

Date: [Task.Task.Effective_Date]

Documents included in this packet:
1. Subscription Agreement
   - Appendix I: Joinder Agreement
2. IRS Form W-9
3. Wiring Instructions

* * * * *

Choosii I, a Series of Launchparty SPV, LLC

SUBSCRIPTION AGREEMENT

Effective Date: [Task.Task.Effective_Date]

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY LAUNCHPARTY, INC. (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH PURCHASER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY PURCHASER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

This **SUBSCRIPTION AGREEMENT** (this "*Agreement*") is made as of the effective date set forth above (the "*Effective Date*") by and between Choosii I, a Series of Launchparty SPV, LLC, a Delaware series limited liability company (the "*Company*") and [Individual.Recipient.Name] ("*Purchaser*").

WHEREAS, Purchaser desires to invest the Subscription Amount (as defined below) in the Company, and the Company shall then deploy Purchaser's investment according to the Company's investment criteria and directives.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby agreed and acknowledged, the Purchaser and the Company hereby agree as follows:

Section 1. Certain Key Terms.

The following terms shall have the meanings set forth below. Other defined terms shall have the meanings given them throughout the Agreement.

"*Board*":	means the principal governing body of the Company, comprised of all of the Managers of the Company, as defined in the Operating Agreement.
"*Interest*":	means a Membership Interest (as defined in the Operating Agreement), granted to Purchaser in exchange for the Subscription Amount, in a number of membership interest units equal to the Subscription Amount.
"*Manager*":	means any officer, director or manager of the Company that is authorized to act on behalf of the Company, including Shirley Yu.
"*Member*":	means a Member of the Company, as such term is defined in the Operating Agreement.
"*Operating Agreement*":	means the LLC Operating Agreement of the Company in effect as of the Effective Date, as the same may be amended from time to time.
"*Portfolio Company*":	means Choosii, Inc.
"*Portfolio Company Securities*":	means SAFE Note.
"*Subscription Documents*":	means this Agreement, its exhibits, and any documents incorporated by reference therein.
"*Subscription Amount*":	means [Subscription Amount].

Section 2. Purchase and Sale of Interest.

a. **Subscription Commitment.** By clicking to accept the terms and conditions of this Agreement, and upon the acceptance of this Subscription by the Company as set forth below, Purchaser hereby commits to contribute to the Company the Subscription Amount, in accordance with the terms and conditions of this Agreement and the Operating Agreement (the "*Subscription*").

b. **Payment.** The purchase price for the Interest shall be paid simultaneously with the acceptance of the terms of this Agreement by Purchaser in accordance with the online payment process established by the Platform. Payment for the Interest shall be received by Silicon Valley Bank (the "Escrow Agent") from the Purchaser by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the Subscription Amount and otherwise in accordance with Platform's payment processing instructions. Upon such

Closing, the Escrow Agent shall release such funds to the Company. In the event of a valid cancellation of the Subscription in accordance with Section 2(c) below, the purchase price funds paid by Purchaser shall be refunded.

c. **Company Acceptance.** The Company may accept or reject Purchaser's Subscription, in whole or in part, in its sole discretion, with or without reason. In addition, the Company, at its sole discretion, may allocate to Purchaser only a portion of the Interest Purchaser has subscribed for. The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If Purchaser's Subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's obligations hereunder shall terminate. The Company may, in its sole discretion, condition acceptance of the Subscription upon its receipt of any additional documentation or information that it may request in its sole discretion (collectively, the "***Additional Documents***"). Purchaser's Subscription shall be deemed accepted by the Company, and this Agreement shall be binding against the Company, only upon execution by the Company and delivery to the Purchaser of a signed copy of this Agreement. Upon acceptance of Purchaser's Subscription by the Company, Purchaser is hereby issued the Interest for which Purchaser has hereby subscribed. Purchaser's failure to deliver a fully-completed and executed Subscription Agreement may result in the Company rejecting this Subscription. Except in the case of a valid and timely request to cancel the Subscription executed by Purchaser on the Platform at least 48 hours prior to the Closing, this Agreement will become irrevocable with respect to the Purchaser at the time of Purchaser's click to accept the terms and conditions of this Agreement, and may not be withdrawn by the Purchaser unless the Company rejects this Subscription.

d. **Company Membership**. Purchaser shall be admitted as a Member of the Company upon the acceptance by the Company, and the Purchaser shall abide by all Member obligations set forth in the Operating Agreement. By clicking to accept the terms and conditions of this Agreement, Purchaser shall be deemed to be executing a Joinder Agreement to the Operating Agreement in the form attached hereto as Appendix I and hereby agrees to be bound by the terms of the Joinder Agreement and the Operating Agreement. It is Purchaser's responsibility to request a copy of the Operating Agreement from the Company and to review the Operating Agreement in full prior to executing this Agreement.

e. **Additional Investments**. The Company may enter into separate subscription agreements with other investors which shall be substantially similar in all material respects to this Agreement. This Agreement is a separate sale and transaction from any other subscription agreements that the Company enters into with other parties.

f. **Closing.** The closing of the transactions contemplated by this Agreement (the "***Closing***") shall occur remotely or at the offices of the Company immediately following the execution by the Company of the Acceptance of Subscription provided that the Purchaser has not canceled the Subscription in accordance with the terms hereof at least 48 hours prior to such Closing. At the Closing, the Company will execute this Agreement and deliver notice of the Closing to the Purchaser within a reasonable time after the Closing.

g. **Delivery of Interest.** The Interest shall initially be uncertificated and shall be deemed issued at Closing, the receipt, delivery and acceptance of which is evidenced by Purchaser's click to accept the terms and conditions of this Agreement.

Section 3. Purchaser Representations. In connection with the Subscription, Purchaser represents to the Company the following:

a. Purchaser represents that either:

1) Either of Purchaser's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200;

2) Both of Purchaser's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000; or

3) Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, in which event the amount Purchaser is investing pursuant to this Agreement shall be limited in the discretion of Purchaser and the Company.

b. The Purchaser represents and warrants that all information provided on the Platform or otherwise to the Company in connection with the Subscription is accurate and complete.

c. Neither Purchaser, nor any of its shareholders, members, managers, general or limited partners, directors, affiliates or executive officers, is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "***Disqualification Event***"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

d. Purchaser is aware of the Company's investment model, business affairs and financial condition and has acquired sufficient information about the Company, the Portfolio Company, and the Portfolio Company Securities, to reach an informed and knowledgeable decision to purchase the Interest. Purchaser (either alone or with Purchaser's professional advisers who are unaffiliated with the Company or its affiliates) has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of an investment in the Interest and has the capacity to protect Purchaser's own interest in connection with Purchaser's proposed investment in the Company. Purchaser understands that an investment in Company is highly speculative and Purchaser is able to bear the economic risk of the investment for an indefinite period of time and the loss of the Purchaser's entire investment.

e. Purchaser has had the opportunity to ask questions of and receive answers from representatives of the Company. All questions of Purchaser related to the Subscription and the purchase of the Interest and the Company, the Portfolio Company, and the Portfolio Company Securities, have been answered to the full satisfaction of Purchaser and Purchaser has received all the information Purchaser considers necessary or appropriate for deciding whether to purchase the Interest.

f. Purchaser acknowledges and agrees that in making the decision to purchase the Interest under this Agreement, Purchaser has not relied on any statement, whether written or oral, regarding the subject matter of this Agreement, except as expressly provided in this Agreement and in the attachments and exhibits to this Agreement.

g. Other than as set forth in this Agreement or in the Operating Agreement (and any separate agreement in writing with the Company executed in conjunction with the Subscription), Purchaser is not relying upon any information, representation or warranty by the Company or any of its respective agents or representatives in determining to invest in the Company. Purchaser has consulted, to the extent deemed appropriate by Purchaser, with Purchaser's own advisers as to the financial, tax, legal and other matters concerning an investment in the Interest and on that basis and the basis of its own independent investigations, without the assistance of the Company or any of its respective agents or representatives, believes that an investment in the Company is suitable and appropriate for Purchaser. **Purchaser hereby represents and warrants that it has had its own independent legal counsel review and approve all of the legal documents executed in connection with its Subscription.**

h. Purchaser is making the investment in the Company to allow the Company to acquire an equity interest in the Portfolio Company Securities, such that Purchaser shall own the Portfolio Company Securities indirectly through the Company. Purchaser is making this investment in the Company in lieu of making an investment in a Portfolio Company directly.

i. Purchaser acknowledges that the Company is not an investment company, investment manager, venture capital fund, or any sort of fund, that the Company will not be actively managing or monitoring the Portfolio Company or Portfolio Company Securities, and that the Company will not be registering as any sort of investment manager or broker.

j. Purchaser is purchasing the Interest for investment for Purchaser's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Act.

k. Purchaser understands that the Interest has not been and will not be registered under the Act or any state securities law. Purchaser further acknowledges and understands that the Company is under no obligation to register the Interest. The Interest is being offered and sold in reliance on exemptions from registration requirements of both the Act and applicable state securities laws, and the Interest may not be transferred by Purchaser except as permitted by the Operating Agreement and applicable laws and regulations. Purchaser understands that no public market exists for the Interest and may never exist for the Interest, and that the Interest may have to be held for an indefinite period of time.

l. Purchaser understands the rights, obligations and restrictions of Members, including that withdrawals of capital from the Company by Members are limited by the terms of the Operating Agreement.

m. Purchaser's information provided in this Agreement (including the exhibits hereto) is complete and accurate and may be relied upon by the Company. Additionally, by executing the Agreement, the Purchaser acknowledges and agrees that any identifying information or documentation regarding the Purchaser and/or its suitability to invest in the Company that was furnished by the Purchaser to the Company or their affiliates online, or via e-mail, whether in connection with this subscription or previously, may be made available to the Company, remains true and correct in all respects and may, at the discretion of the Company, be incorporated by reference herein (collectively, "***Supporting Documents***").

n. Purchaser further warrants and represents that Purchaser has either (i) preexisting personal or business relationships, with the Company or any of its officers, directors or controlling persons, or (ii) the capacity to protect Purchaser's own interests in connection with the purchase of the Interest by virtue of the business or financial expertise of Purchaser or of professional advisors to Purchaser who are unaffiliated with and who are not compensated by the Company or any of its affiliates, directly or indirectly.

o. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "***Code***")), the Purchaser has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Portfolio Company Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Interest , (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Interest. The Purchaser's subscription and payment for and continued beneficial ownership of the Interest will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

p. If the Purchaser is not a natural person, then

1) the Subscription Amount does not exceed 40% of the Purchaser's assets. If at any time during the term of the Company the Purchaser shall no longer be in compliance with the provisions of this paragraph, it shall promptly notify the Company.

2) If the Purchaser's Subscription Amount equals or exceeds 10% of the aggregate Subscription Amounts of all Members to the Company, then the Purchaser represents that it is not an investment company within the meaning of the Investment Company Act (as amended) and is not excepted from the definition of investment company by virtue of Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. If at any time during the term of the Company the Purchaser shall no longer be in compliance with the provisions of this paragraph, it shall promptly notify the Company in writing.

3) the Operating Agreement and this Agreement have been duly authorized by all required action respecting the Purchaser.

   • This Agreement (i) has been duly executed and delivered by the Purchaser, (ii) constitutes the legal, valid and binding obligation of the Purchaser (except (A) as limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights and remedies of creditors generally, as from time to time in effect, (B) as limited by general principles of equity, and (C) as the enforcement of remedies rests in the discretion of any court), and (iii) does not result in the violation of, constitute a default under, or conflict with, any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the Purchaser.

   • The Operating Agreement (i) has been duly executed and delivered by the Purchaser, (ii) constitutes the legal, valid and binding obligation of the Purchaser (except (A) as limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights and remedies of creditors generally, as from time to time in effect, (B) as limited by general principles of equity, and (C) as the enforcement of remedies rests in the discretion of any court), and (iii) does not result in the violation of, constitute a default under, or conflict with, any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the Purchaser.

4) The Purchaser has notified, or shall promptly notify, the Company if the Purchaser is or becomes a person that may be disqualified from participating in the Company's acquisition of securities sold in a public offering under Rules 5130 and 5131 of the Financial Industry Regulatory Authority, as in effect from time to time.

5) If the Purchaser is a partnership or any other entity that is treated as a partnership for U.S. federal income tax purposes, a grantor trust within the meaning of Sections 671-679 of the Code, an S corporation within the meaning of Section 1361 of the Code or other entity treated as a pass-through entity for U.S. federal income tax purposes (in each case, a "***Pass-Through Entity***"), then either:

   • no person will own, directly or indirectly through other Pass-Through Entities, an interest in the Purchaser such that more than 70% of the value of such person's interest in the Purchaser is attributable to the Purchaser's investment (direct or indirect); or

   • if a person will own, directly or indirectly through other Pass-Through Entities, an interest in the Purchaser such that more than 70% of the value of such person's interest in the Purchaser is attributable to the Purchaser's investment in the Company, neither the Purchaser nor any such person has or had any intent or purpose to invest in the Company indirectly through the Purchaser in order to enable the Company to qualify for the 100-partner safe harbor set forth in Treasury Regulation Section 1.7704-1(h)(1)(ii).

6) The Purchaser either (A) is not a disregarded entity for U.S. federal income tax purposes, or (B) is a disregarded entity for U.S. federal income tax purposes and each of the representations in this Section p (other than this clause (B)) are also true with respect to the first direct or indirect beneficial owner of the Purchaser that is not a disregarded entity for U.S. federal income tax purposes.

Section 4. Purchaser Waiver.

In view of the fact that Purchaser has had access to information sufficient to make an investment decision and has conducted its own due diligence, and has made its investment decision without reliance on (i) the Company, the Board or any Manager, (ii) any material information a Manager may have about the Portfolio Company Securities and Portfolio Company, or (iii) any disclosures of non- public information that may have been made to a Manager or (or that a Manager may have independently obtained), and further in view of all of the representations Purchaser has made in Section 3, Purchaser hereby irrevocably: (i) waives any right to any and all actions, suits, proceedings, investigations, claims or liabilities of any nature, including but not limited to actions under Rule 10b-5 of the Securities Exchange Act of 1934 or similar laws (collectively "*Claims*") that may arise from or relate to the possession of or failure to disclose non-public information, (ii) releases any Claims against the Covered Persons, and (iii) agrees to refrain from pursuing against any Claims against those parties.

Section 5. Certificates.

The Purchaser understands and agrees that, as permitted by applicable law, the Interest will not be represented by a certificate unless otherwise determined by the Board. If the Board determines to have the Interest be represented by a certificate, that certificate will bear legends as the Company considers advisable to facilitate compliance with the Securities Act or any other securities law or any other restrictions placed on the Interest.

Section 6. Liability.

The Purchaser agrees that neither the Company, the Managers nor any of their respective affiliates, nor their respective managers, officers, directors, members, equity holders, employees or other applicable representatives (collectively, the "*Covered Persons*"), will incur any liability (a) in respect of any action taken upon any information provided to the Company by the Purchaser (including any Supporting Documents or Additional Documents) or for relying on any notice, consent, request, instructions or other instrument believed, in good faith, to be genuine or to be signed by properly authorized persons on behalf of the Purchaser, including any document transmitted by email or (b) for adhering to applicable anti-money laundering obligations whether now or later comes into effect.

Section 7. Indemnification.

To the extent permitted by law, the Purchaser agrees that it will indemnify and hold harmless the Covered Persons from and against any and all direct and consequential loss, damage, liability, cost or expense (including reasonable attorneys' and accountants' fees and disbursements, whether incurred in an action between the parties hereto or otherwise, and including any liability which results directly or indirectly from the Company, the Managers and their affiliates becoming subject to ERISA or Section 4975 of the Code) (collectively, "Losses") which the Covered Persons may incur by reason of or in connection with these Subscription Documents (including any Supporting Documents and Additional Documents), including any misrepresentation made by the Purchaser or any of the Purchaser's agents (including, but not limited to, any misrepresentation of Purchaser's status under ERISA or the Code), any breach of any declaration, representation or warranty of Purchaser, the failure by the Purchaser to fulfill any covenants or agreements under these Subscription Documents, Purchaser or any of the Purchaser's agents' reliance on email or other instructions, or the assertion of the Purchaser's lack of proper authorization from the beneficial owner(s) of the Interest to execute and perform the obligations under these Subscription Documents. The Purchaser also agrees that it will indemnify and hold harmless the Covered Persons from and against any and all direct and consequential Losses that they or any one of them, may incur (a) as provided below and (b) by reason of, or in connection with, the failure by the Purchaser to comply with any applicable law, rule or regulation having application to the Covered Persons.

Section 8. Power of Attorney.

a. The Purchaser hereby irrevocably makes, constitutes and appoints each of the Managers of the Company (which constitution and appointment is coupled with an interest), with full power of substitution and resubstitution, the Purchaser's true and lawful attorney-in-fact for the Purchaser and in the Purchaser's name (as the Manager will determine), place and stead and for the Purchaser's use and benefit to make, execute, deliver, certify, acknowledge, swear to, file, record and publish:

1. The Operating Agreement in substantially the form furnished by the Company to the Purchaser and the Company's Certificate of Formation, and any amendments to either of those documents as provided in the Operating Agreement; and

2. Any instruments and documents necessary to (i) qualify or continue the Company as a limited liability company in the states or other jurisdictions where the Board deems advisable and (ii) effect the assignment of an Interest or the dissolution and termination of the Company in accordance with the Operating Agreement.

Section 9. Authority.

a. If the Purchaser is not a natural person, the Operating Agreement and this Agreement have been duly authorized by all required action respecting the Purchaser. This Agreement (i) has been duly executed and delivered by the Purchaser, (ii) constitutes the legal, valid and binding obligation of the Purchaser, and (iii) does not result in the violation of, constitute a default under, or conflict with, any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the Purchaser.

b. The Operating Agreement (i) has been duly executed and delivered by the Purchaser, (ii) constitutes the legal, valid and binding obligation of the Purchaser, and (iii) does not result in the violation of, constitute a default under, or conflict with, any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the Purchaser.

Section 10. Purchaser Acknowledgments.

a. Purchaser acknowledges that Company intends to use capital from Purchaser's Subscription to purchase Portfolio Company Securities in the Portfolio Company, having terms set forth in the investment documents previously delivered or made available to Purchaser on the Platform. Company agrees to notify Purchaser if the terms relating to the Portfolio Company Securities differ materially from those communicated to Purchaser. Purchaser acknowledges and agrees that Company is not an investment advisor and Purchaser is not relying on Company for investment advice. Purchaser is relying on Purchaser's own financial knowledge and expertise to evaluate the risks relating to the Portfolio Company Securities.

b. The Company is a special purpose vehicle being created to invest in the Portfolio Company Securities, and by virtue of holding the Portfolio Company Securities (or upon conversion thereof into shares of the Portfolio Company), the Company will be or may become a stockholder of the Portfolio Company and be entitled to certain votes with respect to stockholder matters and actions within the Portfolio Company. The Board may determine how the Company votes with respect to Portfolio Company stockholder matters and actions. Alternatively, the Company may execute a proxy voting agreement approved by the Board with officers of the Portfolio Company that will allow such officers to determine how the Company votes with respect to Portfolio Company stockholder matters and actions. The Managers of the Company may sit on the board of directors of the Portfolio Company. The Managers of the Company may hold other securities in the Portfolio Company, which securities may have been granted on more favorable terms than the Portfolio Company Securities. The Managers of the Company may hold positions or roles with the Portfolio Company, including as employees, contractors or officers of the Portfolio Company, that may create incentives for the Managers that are adverse to the Company. Any of these situations, along with other potential situations that may or may not be foreseeable, may present a conflict of interest between the Managers of the Company and the Purchaser, or the officers of the Portfolio Company and the Purchaser, and Purchaser consents to and waives any claims arising out of any such conflicts of interest.

c. The Company may be granted certain investor rights with respect to future financings of the Portfolio Company, that the Company may be permitted to assign to its members or affiliates. Purchaser acknowledges and agrees that the Company is not obligated to assign any such investor rights to Purchaser.

Section 11. Tax Provisions.

a. In addition to any information required to be provided pursuant to this Agreement, the Purchaser covenants and agrees to provide promptly, and update periodically, at any times requested by the Company or a Manager, any information (or verification thereof) the Company or the Board deem necessary to comply with any tax disclosure or reporting requirements (the "Tax Disclosure Requirements") imposed under current or future law or regulations, including, without limitation, (A) Sections 1471-1474 of the Code, and any United States Treasury

Department regulations, forms, instructions or other guidance issued pursuant thereto (collectively referred to as "*FATCA*"), and (B) any applicable "intergovernmental agreement" (within the meaning of FATCA) with the United States. The information required to be provided by the preceding sentence may include, without limitation, (1) a valid IRS Form W-8 or W-9, (2) full details regarding (x) the Purchaser, (y) any other person who has any interest, beneficial or otherwise, in the Membership Interest subscribed by the Purchaser, and, (z) if the Purchaser is other than a natural person, each of the Purchaser's direct or indirect shareholders, partners or other beneficial owners, and, if applicable, (3) the Purchaser's Global Intermediary Identification Number (within the meaning of FATCA) ("*GIIN*") or other evidence of the Purchaser's compliance with FATCA.

b. Purchaser hereby waives, to the greatest extent permitted by applicable law, any applicable legal rights that would prevent compliance with the Tax Disclosure Requirements, and the Purchaser understands and agrees that the Company and the Managers may furnish such information to relevant taxing or other governmental authorities, and to any withholding agent that has control, receipt or custody of the income of which the Purchaser is the beneficial owner or any withholding agent that can disburse or make payments of the income of which the Purchaser is the beneficial owner.

c. Purchaser understands and agrees that if it provides any information or documentation that is in any way misleading, or it fails to provide any requested information or documentation, in either case to satisfy the Company's obligations under any Tax Disclosure Requirements, the Company reserves the right (whether or not such action or inaction leads to compliance failures by the Company or a risk of the Company or its investors being subject to any withholding tax or other penalties under any Tax Disclosure Requirements) (A) to take or not take any action and/or pursue or not pursue all remedies at its disposal including, without limitation, compulsory redemption or withdrawal of a Purchaser and (B) to hold back from any proceeds payable to the Purchaser any taxes caused (directly or indirectly) by the Purchaser's action or inaction.

d. None of the Company, the Managers or any of their agents or affiliates will be liable for loss (whether direct or consequential and including, without limitation, loss of profit or interest) or damage suffered by any party arising out of or caused in whole or in part by any actions which are taken by the Company, the Managers or any of their agents or affiliates to comply with the Tax Disclosure Requirements (including, without limitation, those actions referred to in this paragraph).

e. The Purchaser has furnished to the Company with this Agreement a valid IRS Form W-9 (attached) or applicable W-8, GIIN and certification of status for FATCA purposes, as applicable.

f. The Purchaser understands that the Company and the Board expect to deliver tax return information, including Schedule K-1s (each, a "*K-1*") to the Purchaser by either electronic mail, a posting to a Purchaser-accessible platform, or some other form of electronic delivery. Pursuant to IRS Rev. Proc. 2012-17 (Feb. 13, 2012), the Purchaser hereby expressly understands, consents to, and acknowledges such electronic delivery of tax returns and related information. Federal law prohibits the Company, the Managers, or their affiliates and designees from disclosing, without consent, Purchaser's tax return information to third parties or use of that information for purposes other than the preparation of Purchaser's tax return. As part of subscription to this offering, the Company, the Managers, or their designees may disclose Purchaser's income tax return information to certain other affiliated entities or third-party service providers including, but not limited to a third-party that assists the Company with tax return preparation and data aggregation purposes. The Company, the Managers, and their designees covenant they will keep and maintain Purchaser's information in strict confidence, using such degree of care as is appropriate to avoid unauthorized access, use or disclosure, and will not use such information in violation of law. In executing this Agreement, Purchaser authorizes the Company and the Managers to disclose tax return information to certain other third-party service providers as Purchaser may request or as may be required by the Company or the Managers for purposes of completing tax return preparation and K-1 delivery pursuant to this Agreement. **BY CLICKING TO ACCEPT THE TERMS AND CONDITIONS OF THIS AGREEMENT, PURCHASER AGREES TO ELECTRONIC DELIVERY OF DISCLOSURES AND SCHEDULE K-1.**

Section 12. Additional Terms and Agreements.

Any exhibit, addendum, amendment, annex or schedule attached or appended to this Agreement is hereby incorporated by reference. The terms "this Agreement" or "the Agreement" shall be deemed to include each such attachment as if they were included directly within this Agreement. Within five days after receipt of a request from the Company, Purchaser hereby agrees to provide such information with respect to its status as a Member and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject.

Section 13. Miscellaneous

a. **Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by email if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day; (iii) five calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party to this Agreement at such party's address provided by Purchaser on the Platform or by the Company in the Acceptance of Subscription, or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

b. **Successors and Assigns.** This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer set forth in the Operating Agreement, be binding upon Purchaser, Purchaser's successors, and assigns.

c. **Attorneys' Fees.** The prevailing party in any suit or action hereunder shall be entitled to recover from the losing party all costs incurred by it in enforcing the performance of, or protecting its rights under, any part of this Agreement, including reasonable costs of investigation and attorneys' fees.

d. **Governing Law; Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court in the State of Delaware.

e. **Further Necessary Actions.** The parties agree to take all such further actions as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

f. **Entire Agreement; Amendment.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

g. **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

h. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

ACCEPTANCE OF SUBSCRIPTION

By signing below, the Company hereby accepts Purchaser's subscription for Interests in the Company in the Subscription Amount entered by the Purchaser on the Platform, and hereby authorizes this signature page to be attached to the Subscription Agreement related to the Company.

Company Name:	**Choosii I, a Series of Launchparty SPV, LLC**
(Include any additional Signature Block information, such as General Partner or Management Entity, etc. Leave blank if not applicable)	
Signed:	
Signatory Name:	Shirley Yu
Signatory Title:	Manager
Address:	500 Central Avenue, Apt 412 Union City, NJ 07087
Date:	

* * * * *

| Company Acceptance of Subscription Agreement |

JOINDER AGREEMENT

to Operating Agreement of Choosii I, a Series of
Launchparty SPV, LLC

This JOINDER AGREEMENT to Operating Agreement of Choosii I, a Series of Launchparty SPV, LLC (this "*Joinder*") is executed and delivered and effective as of the date set forth below. All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Operating Agreement (the "*Operating Agreement*") of Choosii I, a Series of Launchparty SPV, LLC (the "***Company***"), as amended from time to time, by and among the Members of the Company.

WHEREAS, [Investor Name] (the "*Purchaser*") desires to become a Member of the Company pursuant to the Operating Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser hereby joins and executes the Operating Agreement as of the date hereof as a Member of the Company, and thus shall be subject to all terms and conditions of the Operating Agreement applicable to each Member of the Company. By signing below, Purchaser agrees and acknowledges that Purchaser has read and understands in full the Operating Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of the Effective Date of the Subscription Agreement by and between the Company and Purchaser by clicking to accepting the terms and conditions of such Subscription Agreement on the web-based platform maintained by LaunchParty, Inc.

Form **W-9** (Rev. October 2018)
Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

a **Go to *www.irs.gov/FormW9* for instructions and the latest information.**

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) a

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

Other (see instructions) a

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II

Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person a Date a

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after

they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

CHOOSII I, A SERIES OF LAUNCHPARTY SPV, LLC
WIRING INSTRUCTIONS

Please wire your subscription amount according to the following wiring instructions (if account information is listed below, please wire your subscription amount to the account listed):

> **Bank name:** Silicon Valley Bank - Boston Private
> **Bank Address:** 3005 Tasman Drive, Santa Clara, CA 95054
> **ABA/Routing number:** XXXXXXXXX
> **BIC/SWIFT Code:** XXXXXXXX
> **Beneficiary Name:** Launchparty LLC, Silicon Valley Bank, Escrow Agent
> **Beneficiary Account Number:** XXXXXXXXXX

Please notify the Company as soon as you have wired your funds. We recommend adding a note to the wire indicating that you are the investor so that the received funds can be associated with your investment. Please let the Company know if you have any questions or issues. Please note that you are responsible for paying any wiring fees associated with your wire.